June 17, 2009
VIA EDGAR FILING
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Mail Stop 3561

RE:	Chico’s FAS, Inc. Form 10-K for the fiscal year ended January 31, 2009 Filed March 27, 2009 Preliminary Proxy Statement on Schedule 14A Filed April 24, 2009 File No.: 001-16435
Dear Ms. Jenkins:
     We are in receipt of the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated June 3, 2009 to Kent A. Kleeberger, Chief Financial Officer of Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 31, 2009 and Preliminary Proxy Statement on Schedule 14A filed April 24, 2009. We respectfully submit the following responses to the comments reflected in your letter of June 3, 2009.
     Each of the responses below includes the original comments from your letter. We have also used the same numbering system and captions as reflected in your letter. We have responded to your specific comments and provided the specific additional data, information, support or explanations requested.
     We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.

U.S. Securities and Exchange Commission
June 17, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies and Estimates, page 31
1.	We note from your response to comment two of our letter dated May 8, 2009, that you will revise your disclosures of critical accounting estimates in future filings. Please provide us with the text that contains the revisions that you intend to include in future filings, as you had provided in your response with regards to your discussion of inventory valuation and shrinkage.
     Company’s response:
     In response to the Staff’s comment, the Company appreciates the Staff’s permission to revise its disclosures related to critical accounting estimates in its future filings.
     The Company acknowledges that providing additional detail related to certain critical accounting estimates including inventory valuation and shrinkage, evaluation of long-lived assets, self-insurance, income taxes and stock-based compensation expense are appropriate. The Company believes, however, that certain of its other critical accounting policies, such as the policies related to revenue recognition, operating leases, and accounting for contingencies do not warrant additional disclosure. These policies are essential to the financial statement presentation and while an element of management estimation is involved with the application of these other policies, the estimates are not as highly uncertain or susceptible to change and thus we do not believe they require further descriptive analysis.
     Accordingly, the Company intends to revise its disclosure in its future filings as follows (revisions are underlined and amounts used relate to fiscal 2008):
     Inventory Valuation and Shrinkage
The Company identifies potentially excess and slow-moving inventories by evaluating turn rates and inventory levels in conjunction with the Company’s overall growth rate. Excess quantities of inventory are identified through evaluation of inventory aging, review of inventory turns and historical sales experiences, as well as specific identification based on fashion trends. Further, exposure to inadequate realization of carrying value is identified through analysis of gross margins and markdowns in combination with changes in current business trends. The Company provides lower of cost or market reserves for such identified excess and slow-moving inventories. Historically, the variation of those estimates to observed results has been insignificant and, although possible, significant variation is not expected in

U.S. Securities and Exchange Commission
June 17, 2009

the future. If, however, our markdown rate and cost percentage estimates varied by 10% of their values, the carrying amount of inventory would change by $0.5 million (based on the inventory balance at January 31, 2009).
The Company estimates its expected shrinkage of inventories between its physical inventory counts by applying historical chain-wide average shrinkage experience rates. The historical rates are updated on a regular basis to reflect the most recent physical inventory shrinkage experience. Historically, the variation of those estimates to observed results has been insignificant and, although possible, significant variation is not expected in the future. If, however, our estimated shrinkage percentages varied by 10%, we would incur approximately $1.4 million in additional expense and the carrying amount of inventory would change by $0.1 million (based on the inventory balance at January 31, 2009).
     Evaluation of Long-Lived Assets
Long-lived assets are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. If future undiscounted cash flows expected to be generated by the asset are less than its carrying amount, an asset is determined to be impaired, and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. The fair value of an asset is estimated using estimated future cash flows of the asset discounted by a rate commensurate with the risk involved with such asset while incorporating marketplace assumptions. The estimate of future cash flows requires management to make certain assumptions and to apply judgment, including forecasting future sales and the useful lives of the assets. The Company exercises its best judgment based on the most current facts and circumstances surrounding its business when applying these impairment rules. The Company establishes its assumptions and arrives at the estimates used in this calculation based upon its historical experience, knowledge of the retail industry and by incorporating third-party data, which the Company believes results in a reasonably accurate approximation of fair value. Nevertheless, changes in the assumptions used could have a significant impact on the Company’s assessment of recoverability. For example, as it relates to the $13.7 million write-off of fixed assets for certain underperforming stores in fiscal 2008, if the Company had decreased its forecast of future sales by 1% throughout the forecast period, the Company’s write-off would have increased by approximately $1.8 million. Also, an increase of 1% in the Company’s discount rate would have increased the impairment charge by $0.1 million.
The Company evaluates the recoverability of goodwill at least annually based on a two-step impairment test. The first step compares the fair value of the Company’s reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to

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June 17, 2009

measure the amount of any impairment loss. Fair value is determined based on estimated future cash flows, discounted at a rate that approximates the Company’s cost of capital.
There are several significant assumptions and estimates used in the discounted cash flow model. Included among these are the estimates used to forecast cash flows over a 10-year forecast period, including an estimate for overall sales growth based on assumptions with respect to future comparable store sales growth, changes in store counts and square footage growth rates. The Company also estimates future gross margin and operating margin percentages. The Company estimates the discount rate based on an approximation of the Company’s weighted average cost of capital formulated by reviewing assumptions used by marketplace participants, in order to calculate the present value of forecasted future cash flows. Lastly, the Company’s discounted cash flow model estimates future cash flows where appropriate beyond the 10-year forecast period for purposes of the present value computation by applying a long-term growth rate commensurate with an estimate of overall U.S. economic growth.
With regard to its goodwill impairment test completed during the latter part of the fourth quarter of fiscal 2008, if the Company were to have assumed a weighted average cost of capital 1% higher than the rate actually used in its goodwill impairment test, the fair value of the Chico’s and WH|BM reporting units would have decreased by $30.2 million and $23.0 million, respectively. Nevertheless, even such reduced fair value amounts still would be greater than the respective carrying values of the respective reporting units and thus the second step of the goodwill impairment test still would not have been triggered.
Conversely, if the Company were to have assumed a sales growth estimate 1% lower throughout the forecast period than the rate used in its goodwill impairment test, the fair value of the Chico’s and WH|BM reporting units would have decreased by approximately $54.0 million and $22.8 million, respectively. Again, however, even such reduced fair value amounts still would be greater than the respective carrying values of the respective reporting units and thus the second step of the goodwill impairment test still would not have been triggered.
The Company evaluates its other intangible assets for impairment on an annual basis by comparing the fair value of the asset with its carrying value. Such estimates are subject to change and the Company may be required to recognize impairment losses in the future. For example, with regards to its annual impairment test of its WH|BM trademark intangible asset, if the Company were to have assumed a sales growth estimate 1% lower throughout the forecast period than the rate used in its trademark impairment test, the fair value of the WH|BM trademark would have decreased by approximately $6.0 million. Conversely, an increase of 1% in the Company’s discount rate would have decreased the fair value by approximately $9.3 million. In

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June 17, 2009

either case, the fair value of the WH|BM trademark still would be greater than its carrying value and no impairment charge would have been recognized.
     Self-Insurance
The Company is self-insured for certain losses relating to workers’ compensation, medical and general liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the aggregate liability for uninsured claims incurred using historical experience. Although management believes it has the ability to adequately accrue for estimated losses related to claims, it is possible that actual results could significantly differ from recorded self-insurance liabilities. The assumptions made by management in estimating its self-insurance accruals include consideration of historical claims experience either on an incurred or paid basis, insurance deductibles, severity factors and other actuarial assumptions. Historically, the variation of those estimates to observed results has been insignificant and, although possible, significant variation is not expected in the future. However, any actuarial projection of losses is potentially subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting health care costs, benefit level changes and claim settlement patterns. For example, a change of 5% in the Company’s self-insurance liability as of January 31, 2009 would result in an approximate $0.5 million increase in such liability and related expense.
     Income Taxes
Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of existing tax law and published guidance as applicable to the Company’s operations. No valuation allowance has been provided for deferred tax assets, since management anticipates that the full amount of these assets should be realized in the future. The Company’s effective tax rate considers management’s judgment of expected tax liabilities within the various taxing jurisdictions in which the Company is subject to tax. Due to the substantial amounts involved and judgment necessary, the Company deems this policy could be critical to its financial statements.
Effective February 4, 2007, the Company adopted the provisions of FIN 48. FIN 48 prescribes a recognition threshold and measurement element for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company establishes reserves for uncertain tax positions that management believes are supportable, but are potentially subject to successful

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June 17, 2009

challenge by the applicable taxing authority. Consequently, changes in the Company’s assumptions and judgments can materially affect amounts recognized related to income tax uncertainties and may affect the Company’s results of operations or financial position. Historically, the variation of those estimates to observed results has been insignificant and, although possible, significant variation is not expected in the future. The Company believes its assumptions for estimates continue to be reasonable, although actual results may have a positive or negative material impact on the balances of such tax positions. At January 31, 2009 and February 2, 2008, the Company had approximately $10.6 million and $6.4 million reserved for uncertain tax positions, respectively. A 5% difference in the ultimate settlement amount of the Company’s uncertain tax positions versus the Company’s tax reserves recorded at year end would have affected net income and the related reserves by approximately $0.3 million. See Note 8 to the consolidated financial statements for further discussion regarding the impact of the Company’s adoption of FIN 48.
     Stock-Based Compensation Expense
Effective January 29, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized during fiscal 2008, fiscal 2007 and fiscal 2006 for share-based awards includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based compensation awards granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.
The calculation of share-based employee compensation expense involves estimates that require management’s judgments. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on the historical volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding.
The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. For example, a change of 5% in the assumptions for expected volatility and expected term used to calculate the fair

U.S. Securities and Exchange Commission
June 17, 2009

value of stock options granted during the fiscal year ended January 31, 2009 would have affected net income by approximately $0.1 million in the fiscal year then ended.
In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. In determining the portion of the stock-based payment award that is ultimately expected to be earned, the Company derives forfeiture rates based on historical data. In accordance with SFAS 123R, the Company revises its forfeiture rates, when necessary, in subsequent periods if actual forfeitures differ from those originally estimated. As a result, in the event that a grant’s actual forfeiture rate is materially different from its estimate at the completion of the vesting period, the stock-based compensation expense could be significantly different from what the Company has recorded in the current and prior periods. See Note 11 to the consolidated financial statements for a further discussion on stock-based compensation.
Item 9A. Controls and Procedures, page 62
Controls and Procedures, page 62
2.	We note from your response to comment four of our letter dated May 8, 2009, that you will add disclosure that states your “disclosure controls and procedures are designed to provide reasonable assurance...” Please confirm to us that you will expand your disclosure in future filings to clarify, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance that information required to be disclosed in your reports under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
     Company’s response:
     In response to the Staff’s comment, the Company notes that its initial response described only the additional language that the Company proposed to add to its disclosures concerning its disclosure controls and procedures. The proposed additional language together with its already existing disclosure should satisfy the Staff’s comment. If true at the time of filing, the Company’s entire disclosure under Evaluation of Disclosure Controls and Procedures will be as follows:
     Evaluation of Disclosure Controls and Procedures
     The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

U.S. Securities and Exchange Commission
June 17, 2009

     As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the Company’s disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.
Form 8-K filed December 1, 2008
3.	We note your response to comment six of our letter dated May 8, 2009, and we may have additional comment upon your filing of an amendment to the Form 8-K originally filed with the Commission on December 1, 2008.
     Company’s response:
     In response to the Staff’s comment, the Company understands that the Staff may have additional comment upon review of the filing of the amendment to the Form 8-K originally filed with the Commission on December 1, 2008, which the Company advises the Staff was filed on June 10, 2009.

U.S. Securities and Exchange Commission
June 17, 2009

     In addition the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4987.

Sincerely,
/s/ Kent A. Kleeberger
Kent A. Kleeberger
Executive Vice President-Finance, Chief Financial Officer and Treasurer

cc:	Steve Lo Ryan Milne